September 18, 2013

VIA EDGAR

Mr. Mark P. Shuman
U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crossroads Systems, Inc. Registration Statement on Form S-1
File Number 333-188549

Dear Mr. Shuman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Crossroads Systems, Inc. (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 1 p.m. Eastern Time on September 19, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, or if you require additional information, please do not hesitate to contact our counsel, Mr. J. Matthew Lyons of Andrews Kurth LLP, at (512) 320-9284. Thank you for your attention to this matter.

Sincerely,

Crossroads Systems, Inc.

/s/ Richard K. Coleman, Jr.
Richard K. Coleman, Jr.
Interim President and CEO

cc: J. Matthew Lyons, Andrews Kurth LLP